OFFICES Wells Fargo Capitol Center 150 Fayetteville Street, Suite 2300 Raleigh, North Carolina 27601 _______	April 26, 2013	MAILING ADDRESS P.O. Box 2611 Raleigh, North Carolina 27602-2611 _______ TELEPHONE: (919) 821-1220 FACSIMILE: (919) 821-6800

VIA EDGAR & HAND DELIVERY

Re:	Quintiles Transnational Holdings Inc.

Amendment #2 to Registration Statement on Form S-1

Filed April 19, 2013

File No. 333-186708

Jeffrey P. Riedler

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Riedler:

On behalf of Quintiles Transnational Holdings Inc. (“Quintiles”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 3 (“Amendment No. 3”) to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). The Registration Statement has been revised in response to your comment letter dated April 25, 2013 (the “Comment Letter”) and to reflect certain other changes. We are providing the Staff with clean and blacklined courtesy copies of Amendment No. 3.

We are also providing from Quintiles the following responses to the Comment Letter. The numbered paragraphs below correspond to the numbered comments in the Comment Letter, with the Staff’s comments presented in italics. Please note that all references to page numbers in the responses refer to the page numbers of Amendment No. 3.

Quintiles Transnational Holdings Inc. Correspondence Dated April 23, 2013

1.	We note your proposed disclosure explaining, in part, preliminary financial results for the quarterly period ended March 31, 2013. Please revise your disclosure to clarify why net new business, service revenue and income from operations for Integrated Health Services all declined for the period. Additionally, please confirm your understanding that should full financial statements become available before effectiveness, you must update the filing to include full results even if you are not required to update.

In response to the Staff’s comment, Quintiles has revised its disclosure on page 7 to clarify why net new business, service revenue and income from operations for Integrated Healthcare Services all declined for the quarterly period ended March 31, 2013. Quintiles confirms that should full financial statements become available before effectiveness, it must update the Registration Statement to include full results even if it is not required to update.

Securities and Exchange Commission

April 26, 2013

Risk Factors, page 17

“The relationship of backlog to revenues varies over time,” page 18

2.	We have reviewed your response to prior comment 1. Please expand your disclosure to restore the fact that your December 31, 2012 backlog included a higher concentration of projects in the planning and start up stages than your backlog at the beginning of 2012 and that these stages typically generate revenue at a slower rate than projects that are in more advanced stages of their life cycle.

In response to the Staff’s comment, Quintiles has restored its disclosure on pages 20 and 58 with respect to the concentration of projects in the planning and start up stages in its backlog.

“Our business depends on the continued effectiveness and availability of our information systems…,” page 19

3.	In your response to prior comment 2, you indicate that you have not experienced any security breaches, cyber attacks or other similar events that are individually, or in the aggregate, material to the company. Based on your response, it appears that you may have experienced cybersecurity incidents that have not been material to your business. If true, please expand your disclosure to state this fact in order to provide the proper context. You may include language that indicates that the attacks or incidents were mitigated.

In response to the Staff’s comment, Quintiles has expanded its disclosure on page 22 to state that it has experienced cybersecurity incidents that have not been material to its business.

Use of Proceeds, page 38

4.	You disclose that you intend to use $25.0 million to pay a one-time fee to terminate your management agreement with Dr. Gillings and your Sponsors. Based on the agreement filed as Exhibit 10.58, the termination fees under this agreement total $26.5 million. Please confirm that you are not using proceeds to pay this additional $1.5 million termination fee and expand your disclosure accordingly. Alternatively, please revise your disclosure to clarify that you are using $26.5 million of the proceeds to pay the termination fee.

Quintiles confirms that it is not using proceeds to pay the additional $1.5 million fee and has expanded its disclosure on page 172 to so indicate.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Application of

Critical Accounting Policies

Share-Based Compensation Expense

Offering Price, page 78

5.	Please refer to your response to our prior comment 6. Please provide quantitative and more robust qualitative disclosures explaining the difference between the estimated offering price and the March 31, 2013 valuation.

In response to the Staff’s comment, Quintiles has revised its disclosure on pages 80 to 81 to provide quantitative and more robust qualitative disclosures explaining the difference between the estimated offering price and the March 31, 2013 valuation.

Executive Compensation

Compensation Paid to Board Members, page 164

6.	Please file a copy of your director compensation plan as an exhibit to your next registration statement.

In response to the Staff’s comment, Quintiles has filed a summary of its director compensation plan, which does

Securities and Exchange Commission

April 26, 2013

not exist in any formal plan document, as Exhibit 10.59 to Amendment No. 3.

Certain Relationships and Related Person Transactions

Management Agreement, page 168

7.	Please expand your disclosure to disclose the allocation of the $25 million of termination fees to each of the related persons. In addition, please expand your disclosure to disclose the additional $1.5 million termination fee payable to GF Management Company or cross-reference your disclosure concerning this payment on page 170.

In response to the Staff’s comment, Quintiles has revised its disclosure on pages 171 and 172 to disclose the allocation of the $25 million of termination fees to each of the related persons and to cross-reference disclosure regarding the additional $1.5 million fee payable to GF Management Company.

Shares Eligible for Future Sale, page 190

8.	Please file copies of your lock-up agreements as exhibits to your registration statement or confirm that the lock-up agreements will be filed as exhibits to your underwriting agreement.

Quintiles confirms that forms of the lock-up agreements are filed as exhibits to the underwriting agreement, which is filed as Exhibit 1.1 to Amendment No. 3.

We hope that the foregoing responses, including the revisions to the Registration Statement set forth in Amendment No. 3, are responsive to the Staff’s comments. If you should have any questions regarding this letter or require any further information, please call the undersigned at (919) 821-6668 or Amy M. Batten of our offices at (919) 821-6677.

Sincerely yours, SMITH, ANDERSON, BLOUNT, DORSETT, MITCHELL & JERNIGAN, L.L.P.

By:	/s/ Gerald F. Roach
Gerald F. Roach

cc:	Securities and Exchange Commission

Jennifer Riegel

Austin Stephenson

Tabatha Akins

Lisa Vanjoske

Quintiles Transnational Holdings Inc.

Thomas H. Pike

Kevin K. Gordon

James H. Erlinger III

Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.

Amy M. Batten

Simpson Thacher & Bartlett LLP

Joshua Ford Bonnie

Securities and Exchange Commission

April 26, 2013

White & Case LLP

Colin Diamond